ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 21, 2016	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust” or the “Registrant”)
(Registration Nos. 333-30810 and 811-09819)

Post Effective Amendment Number 224 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on July 8, 2016, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendments to the Registration Statement of the Trust, relating to the State Street Global Value Spotlight Fund, the State Street International Value Spotlight Fund, the State Street European Value Spotlight Fund, the State Street Asia Pacific Value Spotlight Fund and the State Street U.S. Value Spotlight Fund (each a “Fund” and together, the “Funds”), each a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on August 19, 2016. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Funds currently intend to make a 485(b) filing on September 21, 2016 containing their prospectus and SAI that will be become automatically effective on or about September 22, 2016.

1.	We reissue Comment 21 provided to you on April 9, 2015: In the SAI, for each fundamental investment restriction that permits an action to the extent consistent with applicable law, please provide a narrative explanation of what is consistent with applicable law.

September 21, 2016

Please reconsider your response, as General Instruction C.1(c) to Form N-1A that you cite relates to a fund’s prospectus and not necessarily to its statement of additional information.

Response: The Registrant respectfully declines to make any changes in response to this comment. The Registration Statement is intended to be read by the investing public, and we believe that, in this instance, references to “applicable law,” rather than to specific laws, rules, regulations, orders or interpretations, serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A). The Funds currently intend to evaluate the relevant disclosure in connection with their annual update.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

Response: The requested representations are included below.

Prospectus Comments

2.	For each Fund, please provide a copy of the completed fee table by EDGAR correspondence prior to the effective date of the amendment to the Registration Statement.

Response: A copy of the completed fee table for the each Fund is attached hereto as Exhibit A.

3.	For each Fund, please confirm that the fee and expense limitation agreement will have an expiration date of at least one year from the date of effectiveness of the amendment to the Registration Statement.

Response: The Registrant confirms that the fee and expense limitation agreement for each Fund will have an expiration date of at least one year from the date of effectiveness of the amendment to the Registration Statement.

4.

In the Principal Investment Strategies section of each Fund’s prospectus, please state briefly the proprietary fundamental research process used to select securities for the Fund’s portfolio. In addition, please provide greater insight into the portfolio

September 21, 2016

construction process; for example, it is unclear whether there are any industry or sector limits in place or how patient the Sub-Adviser intends to be with respect to the timing of a correction between the value and price of a particular investment.

Response: Each Fund has revised disclosure in the Principal Investment Strategies section, as set forth below:

SSGA Ireland uses a proprietary fundamental research-based process to identify companies where it believes there is a dislocation between the quality of a company and the price of its equity securities, utilizing a proprietary integrated suite of security-specific financial analyses and valuation tools to analyze and model relevant aspects of a company’s operational and financial performance in order to arrive at an estimate of the intrinsic value of a security. After identifying a universe of such companies, SSGA Ireland selects for investment those companies within such universe that it believes represent the optimal combination of long-term value and quality.

5.	In the Principal Investment Strategies section of each Fund’s prospectus, please clarify whether you intend to invest in distressed or near-distressed companies as part of the Fund’s principal investment strategy.

Response: None of the Funds currently intend, at the time of purchase, to invest in distressed or near-distressed companies as part of the Fund’s principal investment strategy. Each Fund interprets “distressed or near-distressed companies” to mean companies without sufficient assets to cover its current obligations or companies for which such condition is reasonably likely to occur in the near-term. Each Fund also notes the following language has been added to the Principal Investment Strategy section in response to both this comment and to Comment 4: “… SSGA Ireland selects for investment those companies … that it believes represent the optimal combination of long term value and quality.”

Statement of Additional Information Comments

6.	We note your statement on page 23 of the SAI that at least 90% of each Fund’s net assets will be invested in publicly traded equities. Please include this policy as part of each Fund’s principal investment strategy or advise why you have not done so.

Response: The Registrant has moved the requested disclosure to the Principal Investment Strategies section for each Fund.

7.	We note your statement on page 35 of the SAI that the advisory agreement between the Trust and SSGA Funds Management, Inc. will continue from year to year provided that a majority of the trustees and a majority of the independent trustees of the Trust or a majority of shareholders of the Trust approve its continuance. Please revise this language to track more clearly the approval required by Section 15 of the Investment Company Act of 1940, as amended.

September 21, 2016

Response: The Registrant has revised the disclosure as follows:

The Advisory Agreement will continue from year to year provided that such continuance is specifically approved at least annually by (a) the Trustees or by the vote of a majority of the outstanding voting securities of a Fund, and (b) vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. ~~.majority of the Trustees and a majority of the Independent Trustees or a majority of the shareholders of the Trust approve its continuance.~~

*          *          *

The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) SEC Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Exhibit A

State Street Global Value Spotlight Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class I	Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None	[1]	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class K
Management Fee	0.75%	0.75%	0.75%
Distribution and/or Shareholder Service (12b-1) Fees	0.25%	0.00%	0.00%
Other Expenses[2]	3.69%	3.69%	3.49%
Total Annual Fund Operating Expenses	4.69%	4.44%	4.24%

Less Fee Waivers and/or Expense Reimbursements[3]	(3.49)%	(3.49)%	(3.49)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.20%	0.95%	0.75%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on redemptions of Class A shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more.
[2]	Other expenses are based on estimates for the current fiscal year.
[3]	The Fund’s investment adviser, SSGA Funds Management, Inc. is contractually obligated until April 30, 2018 to waive its management fee and/or to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, Administration Fees and any class-specific expenses, such as Distributions, Shareholder Servicing and Sub-Transfer Agency Fees) exceed 0.70% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2018 except with approval of the Fund’s Board of Trustees.

State Street International Value Spotlight Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class I	Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None	[1]	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class K
Management Fee	0.75%	0.75%	0.75%
Distribution and/or Shareholder Service (12b-1) Fees	0.25%	0.00%	0.00%
Other Expenses[2]	3.72%	3.72%	3.52%
Total Annual Fund Operating Expenses	4.72%	4.47%	4.27%

Less Fee Waivers and/or Expense Reimbursements[3]	(3.52)%	(3.52)%	(3.52)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.20%	0.95%	0.75%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on redemptions of Class A shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more.

September 21, 2016

[2]	Other expenses are based on estimates for the current fiscal year.
[3]	The Fund’s investment adviser, SSGA Funds Management, Inc. is contractually obligated until April 30, 2018 to waive its management fee and/or to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, Administration Fees and any class-specific expenses, such as Distributions, Shareholder Servicing and Sub-Transfer Agency Fees) exceed 0.70% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2018 except with approval of the Fund’s Board of Trustees.

State Street European Value Spotlight Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class I	Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None	[1]	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class K
Management Fee	0.75%	0.75%	0.75%
Distribution and/or Shareholder Service (12b-1) Fees	0.25%	0.00%	0.00%
Other Expenses[2]	7.12%	7.12%	6.92%
Total Annual Fund Operating Expenses	8.12%	7.87%	7.67%

Less Fee Waivers and/or Expense Reimbursements[3]	(6.92)%	(6.92)%	(6.92)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.20%	0.95%	0.75%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on redemptions of Class A shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more.
[2]	Other expenses are based on estimates for the current fiscal year.
[3]	The Fund’s investment adviser, SSGA Funds Management, Inc. is contractually obligated until April 30, 2018 to waive its management fee and/or to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, Administration Fees and any class-specific expenses, such as Distributions, Shareholder Servicing and Sub-Transfer Agency Fees) exceed 0.70% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2018 except with approval of the Fund’s Board of Trustees.

State Street Asia Pacific Value Spotlight Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class I	Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None	[1]	None	None

September 21, 2016

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class K
Management Fee	0.75%	0.75%	0.75%
Distribution and/or Shareholder Service (12b-1) Fees	0.25%	0.00%	0.00%
Other Expenses[2]	3.71%	3.71%	3.51%
Total Annual Fund Operating Expenses	4.71%	4.46%	4.26%

Less Fee Waivers and/or Expense Reimbursements[3]	(3.51)%	(3.51)%	(3.51)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.20%	0.95%	0.75%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on redemptions of Class A shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more.
[2]	Other expenses are based on estimates for the current fiscal year.
[3]	The Fund’s investment adviser, SSGA Funds Management, Inc. is contractually obligated until April 30, 2018 to waive its management fee and/or to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, Administration Fees and any class-specific expenses, such as Distributions, Shareholder Servicing and Sub-Transfer Agency Fees) exceed 0.70% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2018 except with approval of the Fund’s Board of Trustees.

State Street U.S. Value Spotlight Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class I	Class K
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%		None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None	[1]	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class K
Management Fee	0.65%	0.65%	0.65%
Distribution and/or Shareholder Service (12b-1) Fees	0.25%	0.00%	0.00%
Other Expenses[2]	6.99%	6.99%	6.79%
Total Annual Fund Operating Expenses	7.89%	7.64%	7.44%

Less Fee Waivers and/or Expense Reimbursements[3]	(6.79)%	(6.79)%	(6.79)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.10%	0.85%	0.65%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% may be assessed on redemptions of Class A shares made within 18 months after purchase where no initial sales charge was paid at the time of purchase as part of an investment of $1,000,000 or more.
[2]	Other expenses are based on estimates for the current fiscal year.
[3]	The Fund’s investment adviser, SSGA Funds Management, Inc. is contractually obligated until April 30, 2018 to waive its management fee and/or to reimburse the Fund for expenses to the extent that Total Annual Fund Operating Expenses (exclusive of non-recurring account fees, extraordinary expenses, acquired fund fees and expenses, Administration Fees and any class-specific expenses, such as Distributions, Shareholder Servicing and Sub-Transfer Agency Fees) exceed 0.60% of average daily net assets on an annual basis. This waiver and/or reimbursement may not be terminated prior to April 30, 2018 except with approval of the Fund’s Board of Trustees.